

Mail Stop 3030

October 4, 2017

<u>Via E-mail</u>
Benedict Broennimann, M.D.
Co-Chief Executive Officer
Hancock Jaffe Laboratories, Inc.
70 Doppler
Irvine, California 92618

> **Re:** **Hancock Jaffe Laboratories, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 7, 2017**
> **File No. 333-220372**

Dear Dr. Broennimann:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>We utilize a third-party, single-source supplier for some components…, page 11</u>

1. Please expand the appropriate section to disclose, if applicable, the material terms of your agreement with the single source supplier, such as the duration of the agreement and the termination provisions of the agreement.

<u>Use of Proceeds, page 45</u>

2. We note your response to prior comment 17. If any material amounts of other funds are necessary to accomplish the specified purposes, please state the amounts and sources of other such funds. See Item 504 of Regulation S-K and Instruction 3 to that Item. In this regard, also address any capital needs necessary to achieve the disclosed regulatory clearances.

Capitalization, page 47

3.   Please revise so that cash and cash equivalents are not included in the mathematical sum of total capitalization.

4.   Under the caption "Senior Convertible Notes" on page 96 you disclose that the convertible notes are convertible at the option of the holder upon completion of the offering. Accordingly, tell us and revise to clarify why it is appropriate to assume that the notes fully convert upon consummation of your offering.

Certain Relationships and Related Transactions, page 94

5.   We note your response to prior comment 25. Please tell us how you determined that HJLA is not a related person.

Undertakings

6.   We note your response to prior comment 33. Please include the undertakings required by Item 512(a)(6) of Regulation S-K as they are required for primary offerings.

Exhibits

7.   Please file as exhibits the amended and restated certificate of incorporation and the loan agreement mentioned on pages F-7 and F-14, respectively.

8.   We note your response to prior comment 36. However, it appears that you have not re-filed several agreements, such as exhibits 10.10, 10.11 and 10.12 as exhibits to this filing. We note that the agreements were filed as exhibits to your draft registration statement and were presented as a graphic or image file. Please re-file your exhibits as appropriate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Dr. Benedict Broennimann
Hancock Jaffe Laboratories, Inc.
October 4, 2017
Page 3

You may contact Jeanne Bennett at (202)-551-3606 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Michael A. Hedge, Esq.
        K&L Gates LLP